SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ------------


                                 SCHEDULE 14D-9

         SOLICITATION / RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                         OF THE SECURITIES ACT OF 1934


                                  ------------


                                   OEA, INC.
                           (Name of Subject Company)


                                   OEA, INC.
                       (Name of Person Filing Statement)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                    670826106
                      (CUSIP Number of Class of Securities)


                             DR. CHARLES B. KAFADAR
                                   OEA, INC.
                                P.O. BOX 100488
                             DENVER, COLORADO 80250
                                 (303) 693-1248
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications
                   on Behalf of the Person Filing Statement)


                                With a Copy to:

                           RONALD R. LEVINE, II, ESQ.
                           DAVIS, GRAHAM & STUBBS LLP
                       370 SEVENTEENTH STREET, SUITE 4700
                             DENVER, COLORADO 80202
                                 (303) 892-7400


[X] Check the box if the filing relates solely to preliminary communication made before the commencement of a tender offer.*

*  This Schedule 14D-9 relates to the proposed tender offer by Autoliv, Inc.

                                [OEA LETTERHEAD]


                          OEA To be Acquired by Autoliv

     DENVER, March 13 /PRNewswire/ -- The Board of Directors of OEA, Inc. (NYSE:
OEA) announced today that it has entered into an Agreement and Plan of Merger with Autoliv Inc. which contemplates a tender offer by Autoliv for all outstanding shares of common stock of OEA for a purchase price of $10.00 per share in cash.
     The tender offer contains a minimum condition of acceptance by a majority of the common stock outstanding, along with other customary conditions, and the agreement contemplates a second step merger in which untendered shares would be converted into the right to receive $10.00 per share in cash. It is expected that Autoliv will commence the tender offer shortly.
     Charles B. Kafadar, president and CEO, said, "OEA is very happy to be joining the Autoliv family, the worldwide leader in automotive safety systems. This merger will provide greater market opportunities for OEA's products and advanced technology, leading to continued growth and more opportunities for OEA's employees."
     OEA is the technology leader and a major manufacturer in the air bag inflator and initiator industry. The Company is also a leader in the design and manufacture of personnel escape systems for military aircraft and high-reliability devices for missile and aerospace applications.

                            * * * * * * * * * * * *

     Investors and security holders are advised to read both the tender offer statement and the solicitation recommendation statement regarding the tender offer referred to in this press release, when they become available, because they will contain important information. The tender offer statement will be filed by Autoliv, Inc. with the Securities and Exchange Commission, and the solicitation/recommendation statement will be filed with the Commission by OEA, Inc. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Autoliv, Inc. and OEA, Inc. with the Commission at the Commission's web site at www.sec.gov. The solicitation/recommendation statement and such other documents may also be obtained for free from OEA, Inc. by directing such request to: OEA, Inc., 1225 Seventeenth Street, Suite 1800, Denver, Colorado 80202, Attention: John Banko, telephone: (303) 693-1248, e-mail: jbanko@oeainc.com.

                            * * * * * * * * * * * *

SOURCE OEA, INC.
     -0-                                03/13/200
     /CONTACT: John E. Banko of OEA Investor Relations, 303-693-1248; or Jay Pfeiffer of Pfeiffer Public Relations, Inc., 303-393-7044, jay@pfeifferpr.com, for OEA, Inc./
     (OEA)


                                      -0-